EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D on 2/13/25.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
2/19/2025	Buy	4,894	18.69
3/6/2025	Buy	900	17.98
3/19/2025	Sell	23,827	17.92